Contactgegevens

www.linkedin.com/in/jorn-rigter
(LinkedIn)

Belangrijkste vaardigheden

Java Swing
Entrepreneurship
Object Oriented Programming

Languages

Nederlands (Native or Bilingual)
Engels (Professional Working)

Jorn Rigter
Co-Founder & CTO Unpluq
Rotterdam, Zuid-Holland, Nederland

Samenvatting

With Unpluq, we're on a mission to enable everyone to enjoy a healthy digital life. Our goal is to help millions of people spend their time in a more meaningful way, through reducing smartphone distraction. Less distraction, more life!

———

Ervaring

Unpluq
4 jaar 9 maanden

Co-founder & CTO
oktober 2022 - Present (2 jaar)

Built all Unpluq's tech (iOS & Android apps and the backend)

Co-Founder & CEO
januari 2020 - oktober 2022 (2 jaar 10 maanden)
Delft en omgeving, Nederland

We are on a mission to enable people to have a healthy relationship with the technology in their lives.
www.unpluq.com

Hukseflux Thermal Sensors
Java Developer
oktober 2018 - mei 2020 (1 jaar 8 maanden)
Delft en omgeving, Nederland

Developed sensor-reading software, used by clients of Hukseflux.

Implementation was done in Java. I worked on:

- Reading in different sensors (light, heat)

- Showing live data in dashboard

- Accessing and changing individual registers on sensors

- Plotting data on a live chart

- Logging to a file

- UI redesign

Aura Software

Android Developer

juni 2019 - december 2019 (7 maanden)

Aura Library app, available in the Play Store. I worked on:

- Card view of books retrieved from back-end

- UI redesign of home tab view

- Storage logic for caching books

- Account page redesign

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Opleiding

Technische Universiteit Delft

Master Computer Science, Data Science & Technology · (2019 - 2022)

Technische Universiteit Delft

Master Design for Interaction, Industrial Design · (2017 - 2022)

Technische Universiteit Delft

Bridging: Bachelor Computer

Science, Computerwetenschappen · (2018 - 2019)

Technische Universiteit Delft

Bachelor of Science, Industrial Design Engineering · (2013 - 2016)

RMIT University

Minor Abroad · (2015 - 2015)